Filed by TE Connectivity Ltd.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TE Connectivity Ltd.

Commission File Number: 001-33260

The following are excerpts from a communication sent from TE Connectivity Ltd. to its employees on March 14, 2024:

. . .

Announcing TE’s intent to change our place of incorporation

TE’s board has also unanimously approved a proposed change to our company's place of incorporation from Switzerland to Ireland. This proposal comes after careful consideration and assessment of TE’s corporate structure and place of incorporation to best position us for financial flexibility, efficiencies, and risk mitigation.

TE will continue to be registered with the U.S. Securities and Exchange Commission (SEC) and common shares will continue to trade on the New York Stock Exchange (NYSE) under the symbol “TEL.” This move is in the best long-term interest of the company and our shareholders, and we do not anticipate any material changes in our operations or financial results from this change.

Switzerland will continue to serve as a leadership center and hub for critical strategic and operational functions and we intend to continue investing in these Swiss-based businesses to drive further enterprise value.

Shareholders will be asked to vote in favor of the proposal at a Special General Meeting of Shareholders in June. If approved, TE would implement the change by the end of the calendar year.

Continuing to win globally

. . .

Terrence and the leadership team are also in full agreement to change our place of incorporation, stating that, “this change is in the best interests of our stakeholder groups – employees, customers, and shareholders. We will continue to be guided by our long-term strategy that enables us to win in our markets and fulfill our purpose of creating a safer, sustainable, productive, and connected future.”

Important Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy. In connection with the proposed change in jurisdiction of incorporation, TE Connectivity plc will file a proxy statement/prospectus with the SEC that will be sent to TE shareholders. In addition, TE will be filing additional documents with the SEC, which contain other relevant materials in connection with the proposed change in jurisdiction of incorporation. Shareholders are advised to read the proxy statement/prospectus carefully and any other materials when they become available because they will contain important information about the change in jurisdiction of incorporation. Shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed with the SEC from the SEC's website at www.sec.gov or at TE’s website at www.te.com. These documents (when available) can also be obtained free of charge from TE upon written request to TE Connectivity Ltd., Attention: Corporate Secretary, Mühlenstrasse 26, CH-8200 Schaffhausen, Switzerland.

Participants in the Solicitation

TE and its directors and officers may be deemed to be participants in the solicitation of proxies from TE’s shareholders in connection with the change in jurisdiction of incorporation. Information regarding the direct and indirect interests, by security holdings or otherwise, of the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with Special General Meeting is included in the Company’s proxy statement for the 2024 Annual Meeting under the heading “Security Ownership of Certain Beneficial Owners and Management,” filed with the SEC on January 17, 2024, and will be included in proxy statement/prospectus, once available. To the extent holdings by our directors and executive officers reported in the definitive proxy statement for the 2024 Annual General Meeting have changed, such changes have been or will be reflected on Statements of Change of Ownership on Forms 3, 4 or 5 filed with the SEC (including Form 4s filed with the SEC on January 30, 2024 and March 4, 2024). These documents are available free of charge as described above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance, financial condition or achievements to differ materially from anticipated results, performance, financial condition or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. We have no intention and are under no obligation to update or alter (and expressly disclaim any such intention or obligation to do so) our forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements in this communication include statements about the proposed change of its place of incorporation to Ireland, which are subject to risks, such as the risk that the change of place of incorporation might not be completed or, if completed, that the anticipated advantages might not materialize, as well as the risks that the price of TE Connectivity’s stock could decline and its position on stock exchanges and indices could change, and Irish corporate governance and regulatory schemes could prove different or more challenging than currently expected. In addition, examples of factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, the extent, severity and duration of business interruptions, such as the coronavirus disease 2019 (“COVID-19”) negatively affecting our business operations; business, economic, competitive and regulatory risks, such as conditions affecting demand for products in the automotive and other industries we serve; competition and pricing pressure; fluctuations in foreign currency exchange rates and commodity prices; natural disasters and political, economic and military instability in countries in which we operate, including continuing military conflict in certain parts of the world; developments in the credit markets; future goodwill impairment; compliance with current and future environmental and other laws and regulations; and the possible effects on us of changes in tax laws, tax treaties and other legislation. More detailed information about these and other factors is set forth in TE Connectivity Ltd.’s Annual Report on Form 10-K for the fiscal year ended September 29, 2023, as well as in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports filed by us with the U.S. Securities and Exchange Commission.

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